NORTHERN FUNDS

FORM N-SAR

File No. 811-08236

Semi-Annual Period Ended September 30, 2010

Exhibit Index

EX-99.77C:  Submission of matters to a vote of security holders

EX-99.77D:  Policies with respect to security investments

EX-99.77M:  Mergers

EX-99.77Q1(a):  Copies of any material amendments to the registrant’s charter or by-laws

EX-99.77Q1(b):  Copies of the text of any proposal described in answer to sub-item 77D

EX-99.77Q1(e):  Copies of any new or amended Registrant advisory contracts

Exhibits

Sub-Item 77C: Submission of matters to a vote of security holders

At a special meeting of the shareholders of the Northern Mid Cap Growth Fund held on May 13, 2010, shareholders approved the reorganization of the Northern Mid Cap Growth Fund into the Northern Multi-Manager Mid Cap Fund as follows:

For	Abstain	Against
5,200,007	7,736	47,520